# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, DC 20549


## FORM 8–K


## CURRENT REPORT
## PURSUANT TO SECTION 13 OR 15 (d) OF THE
## SECURITIES EXCHANGE ACT OF 1934


**Date of Report (Date of Earliest Event Reported):  November 12, 2013**


## Contango Oil & Gas Company
**(Exact Name of Registrant as Specified in Charter)**


| | | |
|---|---|---|
| Delaware | 001-16317 | 95-4079863 |
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |


717 Texas Ave., Suite 2900, Houston Texas 77002
(Address of Principal Executive Offices)

(713) 236-7400
(Registrant's telephone number, including area code)

_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):


[] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 14d-2(b))

[] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01     Other Information.**

As previously disclosed in Contango Oil & Gas Company's (*"Contango"*) Current Report on Form 8-K filed on October 2, 2013 (the *"Prior 8-K"*) with the U.S. Securities and Exchange Commission (the *"SEC"*), on October 1, 2013, Crimson Exploration Inc., a Delaware corporation (*"Crimson"*) became a wholly-owned subsidiary of Contango as a result of the merger of Contango Acquisition, Inc., a Delaware corporation, and a direct, wholly-owned subsidiary of Contango (*"Merger Sub"*), with and into Crimson (the *"Merger"*). The Merger was effected pursuant to an Agreement and Plan of Merger, dated as of April 29, 2013, by and among Contango, Crimson and Merger Sub (the *"Merger Agreement"*). This Current Report on Form 8-K is for the purpose of: (i) filing Crimson's financial statements for the three and nine months ended September 30, 2013, and (ii) furnishing Management's Discussion and Analysis of Financial Condition and Results of Operations of Crimson Exploration Inc. for the three and nine months ended September 30, 2013 related to such financial statements.

The Management Discussion and Analysis of Financial Condition and Results of Operations of Crimson Exploration Inc. included in the Exhibit 99.2 shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the *"Securities Act"*), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

**Item 9.01     Financial Statements and Exhibits.**

(a) *Financial Statements of Business Acquired.*  Crimson's financial statements for the three and nine months ended September 30, 2013 are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

(b) *Management's Discussion and Analysis of Financial Condition and Results of Operations of Business Acquired.*  Management Discussion and Analysis of Financial Condition and Results of Operations of Crimson Exploration Inc. for the three and nine months ended September 30, 2013 and 2012 are attached hereto as Exhibit 99.2.

(c) *Exhibits.*  The following exhibits are filed as part of this Current Report on Form 8-K:

| Exhibit No. | Description |
|---|---|
| 99.1 | Financial Statements of Crimson Exploration Inc. for the three and nine months ended September 30, 2013. |
| 99.2 | Management's Discussion and Analysis of Financial Condition and Results of Operations of Crimson Exploration Inc. for the three and nine months ended September 30, 2013. |

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

CONTANGO OIL & GAS COMPANY

Date:   November 12, 2013

/s/ E. Joseph Grady

E. Joseph Grady
Senior Vice President and Chief Financial Officer

Exhibit Index

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Financial Statements of Crimson Exploration Inc. for the three and nine months ended September 30, 2013. |
| 99.2 | Management's Discussion and Analysis of Financial Condition and Results of Operations of Crimson Exploration Inc. for the three and nine months ended September 30, 2013. |

**EXHIBIT 99.1**

FINANCIAL STATEMENTS OF

CRIMSON EXPLORATION INC.

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Table of Contents

CRIMSON EXPLORATION INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

ASSETS

| | September 30, 2013 | December 31, 2012 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ — | $ — |
| Accounts receivable, net of allowance of $563,703 and $525,556, respectively | 12,669,942 | 11,726,078 |
| Prepaid expenses | 639,386 | 844,495 |
| Derivative instruments | 182,441 | 1,892,744 |
| Deferred tax asset, net | 341,468 | 10,361,157 |
| Total current assets | 13,833,237 | 24,824,474 |
| **PROPERTY AND EQUIPMENT** | | |
| Oil and gas properties (successful efforts method of accounting) | 786,749,290 | 740,070,145 |
| Other property and equipment | 3,010,173 | 3,061,635 |
| Accumulated depreciation, depletion and amortization | (491,394,133) | (442,304,300) |
| Total property and equipment, net | 298,365,330 | 300,827,480 |
| **NONCURRENT ASSETS** | | |
| Deposits | 34,743 | 34,743 |
| Debt issuance cost | 768,433 | 1,056,272 |
| Derivative instruments | 173,027 | 67,261 |
| Deferred tax asset, net | 57,119,696 | 41,810,159 |
| Total noncurrent assets | 58,095,899 | 42,968,435 |
| **TOTAL ASSETS** | $ 370,294,466 | $ 368,620,389 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | September 30, 2013 | December 31, 2012 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 41,799,450 | $ 31,127,671 |
| Accrued liabilities | 15,532,643 | 6,680,843 |
| Asset retirement obligations | 1,357,500 | 876,774 |
| Derivative instruments | 76,334 | — |
| Total current liabilities | 58,765,927 | 38,685,288 |
| **NONCURRENT LIABILITIES** | | |
| Long-term debt | 229,901,509 | 239,368,865 |
| Asset retirement obligations | 9,825,637 | 10,152,432 |
| Other noncurrent liabilities | 534,671 | 571,687 |
| Total noncurrent liabilities | 240,261,817 | 250,092,984 |
| Total liabilities | 299,027,744 | 288,778,272 |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock (par value $0.001; 200,000,000 shares authorized; 46,919,635 and 46,259,009 shares issued and 46,624,721 and 46,063,822 shares outstanding, respectively) | 46,920 | 46,259 |
| Additional paid-in capital | 248,075,726 | 246,007,941 |
| Retained deficit | (175,671,590) | (165,343,525) |
| Treasury stock (at cost, 294,914 and 195,187 shares, respectively) | (1,184,334) | (868,558) |
| Total stockholders' equity | 71,266,722 | 79,842,117 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 370,294,466 | $ 368,620,389 |

The Notes to the unaudited Consolidated Financial Statements are an integral part of these statements.

CRIMSON EXPLORATION INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | 2013 | 2012 | 2013 | 2012 |
| OPERATING REVENUES | | | | |
| Crude oil sales | $ 22,254,417 | $ 22,265,178 | $ 64,762,854 | $ 60,663,558 |
| Natural gas sales | 5,956,113 | 6,312,901 | 19,285,302 | 19,433,566 |
| Natural gas liquids sales | 3,369,501 | 2,192,377 | 8,424,427 | 7,883,922 |
| Total operating revenues | 31,580,031 | 30,770,456 | 92,472,583 | 87,981,046 |
| OPERATING EXPENSES | | | | |
| Lease operating expenses | 3,814,069 | 3,318,057 | 10,370,931 | 11,558,488 |
| Production and ad valorem taxes | 2,505,310 | 1,806,631 | 6,556,840 | 726,375 |
| Exploration expenses (credit) | 419,468 | (186,550) | 722,598 | 163,041 |
| Depreciation, depletion and amortization | 18,044,730 | 14,273,884 | 49,496,752 | 43,411,828 |
| Impairment of oil and gas properties | 477,623 | 850,980 | 2,123,038 | 2,333,521 |
| General and administrative | 6,338,974 | 4,722,057 | 17,502,475 | 14,019,234 |
| Gain on sale of assets | — | — | (11,359) | (8,900) |
| Total operating expenses | 31,600,174 | 24,785,059 | 86,761,275 | 72,203,587 |
| INCOME (LOSS) FROM OPERATIONS | (20,143) | 5,985,397 | 5,711,308 | 15,777,459 |
| OTHER INCOME (EXPENSE) | | | | |
| Interest expense | (6,382,628) | (6,454,526) | (18,992,229) | (18,912,514) |
| Other income and financing costs, net | (125,573) | (106,801) | (376,789) | (453,088) |
| Unrealized loss on derivative instruments | (2,441,103) | (4,564,414) | (1,680,872) | (2,052,314) |
| Total other income (expense) | (8,949,304) | (11,125,741) | (21,049,890) | (21,417,916) |
| LOSS BEFORE INCOME TAXES | (8,969,447) | (5,140,344) | (15,338,582) | (5,640,457) |
| Income tax benefit | 2,834,462 | 1,294,220 | 5,010,517 | 1,306,067 |
| NET LOSS | $ (6,134,985) | $ (3,846,124) | $ (10,328,065) | $ (4,334,390) |
| NET LOSS PER SHARE | | | | |
| Basic | $ (0.14) | $ (0.09) | $ (0.23) | $ (0.10) |
| Diluted | $ (0.14) | $ (0.09) | $ (0.23) | $ (0.10) |
| WEIGHTED AVERAGE SHARES OUTSTANDING | | | | |
| Basic | 44,812,821 | 44,208,471 | 44,629,471 | 44,106,956 |
| Diluted | 44,812,821 | 44,208,471 | 44,629,471 | 44,106,956 |

The Notes to the unaudited Consolidated Financial Statements are an integral part of these statements.

CRIMSON EXPLORATION INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013
(UNAUDITED)

| | NUMBER OF SHARES OF COMMON STOCK | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED DEFICIT | TREASURY STOCK | TOTAL STOCKHOLDERS' EQUITY |
|---|---|---|---|---|---|---|
| BALANCE, DECEMBER 31, 2012 | 46,063,822 | $ 46,259 | $ 246,007,941 | $(165,343,525) | $ (868,558) | $ 79,842,117 |
| Current period net loss | — | — | — | (10,328,065) | — | (10,328,065) |
| Share-based compensation | 660,626 | 661 | 2,067,785 | — | — | 2,068,446 |
| Treasury stock | (99,727) | — | — | — | (315,776) | (315,776) |
| BALANCE, SEPTEMBER 30, 2013 | 46,624,721 | $ 46,920 | $ 248,075,726 | $(175,671,590) | $ (1,184,334) | $ 71,266,722 |

The Notes to the unaudited Consolidated Financial Statements are an integral part of this statement.

CRIMSON EXPLORATION INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

| | For The Nine Months Ended September 30, | |
| --- | --- | --- |
| | 2013 | 2012 |
| CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES: | | |
| Net loss | $ (10,328,065) | $ (4,334,390) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation, depletion and amortization | 49,496,752 | 43,411,828 |
| Asset retirement obligations | (234,252) | (328,071) |
| Stock compensation expense | 2,020,786 | 1,828,252 |
| Amortization of financing costs and discounts | 1,299,993 | 1,176,105 |
| Deferred income taxes | (5,289,848) | (1,516,067) |
| Impairment and abandonment of oil and gas properties | 2,123,038 | 2,333,521 |
| Gain on sale of assets | (11,359) | (8,900) |
| Unrealized loss on derivative instruments | 1,680,871 | 2,052,314 |
| Changes in operating assets and liabilities: | | |
| (Increase) decrease in accounts receivable, net | (943,864) | 1,417,201 |
| (Increase) decrease in prepaid expenses | 205,109 | (130,275) |
| Increase (decrease) in accounts payable and accrued liabilities | 19,486,561 | (21,513,547) |
| Net cash provided by operating activities | 59,505,722 | 24,387,971 |
| | | |
| CASH FLOWS USED IN INVESTING ACTIVITIES: | | |
| Capital expenditures | (48,769,458) | (74,365,124) |
| Proceeds from sale of assets | 11,359 | 400,900 |
| Net cash used in investing activities | (48,758,099) | (73,964,224) |
| | | |
| CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES: | | |
| Payments on debt | (149,534,276) | (166,123,602) |
| Proceeds from debt | 139,054,767 | 216,145,665 |
| Debt issuance expenditures | — | (304,225) |
| Proceeds from issuance of common stock | 47,660 | 35,047 |
| Purchase of treasury stock | (315,774) | (176,632) |
| Net cash provided by (used in) financing activities | (10,747,623) | 49,576,253 |
| | | |
| INCREASE IN CASH AND CASH EQUIVALENTS | — | — |
| | | |
| CASH AND CASH EQUIVALENTS, | | |
| Beginning of period | — | — |
| | | |
| CASH AND CASH EQUIVALENTS, | | |
| End of period | $ — | $ — |
| | | |
| Cash paid for interest | $ 18,041,291 | $ 17,847,837 |
| Cash paid for income taxes | $ — | $ 210,000 |

The Notes to the unaudited Consolidated Financial Statements are an integral part of these statements.

CRIMSON EXPLORATION INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

## 1. ORGANIZATION AND NATURE OF OPERATIONS

Crimson Exploration Inc., together with its subsidiaries, (*"Crimson"*) is an independent energy company engaged in the exploitation, exploration, development and acquisition of crude oil and natural gas properties. Its operating areas include the onshore U.S. Gulf Coast, Texas and Colorado regions, which are generally characterized by high rates of return in known, prolific producing trends. Crimson has expanded its strategic focus to also include longer reserve life resource plays in Southeast Texas (the Woodbine oil and liquids-rich play) and South Texas (the Eagle Ford Shale and Buda oil and liquids-rich plays). Management believes these plays provide significant long-term growth potential from multiple formations. Additionally, Crimson has producing properties in the Denver Julesburg Basin ("*DJ Basin*") in Weld and Adams counties in Colorado, which management believes may be prospective in the Niobrara Shale oil and liquids-rich play. Until management sees improvement in natural gas prices, Crimson will focus its drilling activity predominantly on further developing its oil and liquids-rich assets.

## 2. BASIS OF PRESENTATION

*Presentation*

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("*U.S.*") for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. generally accepted accounting principles (*"GAAP"*) for complete annual financial statements. The accompanying unaudited consolidated financial statements as of September 30, 2013 and for the three and nine months ended September 30, 2013 and 2012 contain all normally recurring adjustments considered necessary for a fair statement of Crimson's financial position, results of operations and cash flows for such periods. Operating results for the three and nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

These consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in Crimson's Annual Report on Form 10-K and Amendment No. 1 on Form 10-K/A for the year ended December 31, 2012.

The accompanying consolidated financial statements include Crimson Exploration Inc. and its wholly-owned subsidiaries: Crimson Exploration Operating, Inc. and LTW Pipeline Co. All material intercompany transactions and balances are eliminated upon consolidation.

## 3. CONTANGO MERGER

On October 1, 2013, Crimson merged with and into Contango Acquisition, Inc. (*"Merger Sub"*), a wholly-owned subsidiary of Contango Oil & Gas Company (*"Contango"*). In accordance with the terms of the merger agreement, Crimson has become a wholly-owned direct subsidiary of Contango. Contango issued approximately 3.9 million shares of its common stock in exchange for all of Crimson's outstanding capital stock. Contango also assumed $235.4 million in debt including accrued interest and early repayment premium, and issued 135,898 options in exchange for the outstanding options held by Crimson employees.

Subject to the terms and conditions of the merger agreement, each share of Crimson common stock converted into the right to receive 0.08288 shares of common stock of Contango.  The merger qualifies as a tax-free reorganization for U.S. federal income tax purposes, so that none of Contango, Crimson, Merger Sub or Crimson's stockholders will recognize any gain or loss in the merger, except that Crimson's stockholders may recognize gain or loss with respect to cash received in lieu of fractional shares of Contango common stock.

## 4.    USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates included in the consolidated financial statements are: (1) crude oil, natural gas and natural gas liquids revenues and reserves; (2) depreciation, depletion and amortization; (3) valuation allowances associated with income taxes and accounts receivables; (4) accrued assets and liabilities; (5) stock-based compensation; (6) asset retirement obligations; (7) valuation of derivative instruments and (8) impairment of oil and gas properties.  Although management believes these estimates are reasonable, changes in facts and circumstances or discovery of new information may result in revised estimates.  Actual results could differ from those estimates.

## 5.    FAIR VALUE MEASUREMENTS

Certain of Crimson's assets and liabilities are reported at fair value in its consolidated balance sheets.  The following methods and assumptions were used to estimate the fair values for each class of financial instruments:

*Cash and Cash Equivalents, Accounts Receivable and Accounts Payable.*  The carrying amounts approximate fair value due to the short-term nature or maturity of the instruments.

*Derivative Instruments.*  Crimson's derivative instruments consist of variable to fixed price commodity swaps, costless collars, put options and interest rate swaps.  The fair value measurement of its unrealized commodity price and interest rate instruments were obtained from financial institutions and were reviewed by management using its hedge agreements and future commodity and interest rate curves.  Differences between management's calculation and that of the financial institutions were evaluated for reasonableness.  See Note 6 — "Derivative Instruments" for further information.

*Impairments.*  Crimson reviews oil and gas properties for impairment when events and circumstances indicate a decline in the recoverability of the carrying value of such properties, such as a downward revision of the reserve estimates or lower commodity prices.  Management estimates the future cash flows expected in connection with the properties and compares such future cash flows to the carrying amounts of the properties to determine if the carrying amounts are recoverable.  The factors used to determine fair value include, but are not limited to, estimates of proved, probable and possible reserves, future commodity prices, the timing of future production and capital expenditures and a discount rate commensurate with the risk reflective of the lives remaining for the respective oil and gas properties.  Because these significant fair value inputs are typically not observable, Crimson classified impairments of long-lived assets as a Level 3 fair value measurement. See Note 7 — "Oil and Gas Properties" for further information.

*Asset Retirement Obligations.*  The initial measurement of asset retirement obligations ("*AROs*") at fair value is calculated using discounted cash flow techniques and based on internal estimates of future retirement costs associated with oil and gas properties. The factors used to determine fair value include, but are not limited to, plugging costs and reserve lives. Because these significant factors are typically not observable, management classified asset retirement obligations as a Level 3 fair value measurement. See Note 7 — "Asset Retirement Obligations" for further information.

*Debt.* The fair value of floating-rate debt is estimated to be equivalent to the carrying amounts because the interest rates paid on such debt are set for periods of three months or less. See Note 9 — "Debt" for further information.

Accounting guidance has established a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. There have been no transfers between Level 1, Level 2 or Level 3 during the three and nine months ended September 30, 2013.

Fair value measurements for assets and liabilities related to Crimson's derivative instruments that are measured at fair value on a recurring basis were as follows at September 30, 2013:

| | Total Carrying Value | Fair Value Measurements Using | | |
| | | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Derivatives | | | | |
| Commodity price contracts - assets | $ 678,040 | $ — | $ 678,040 | $ — |
| Commodity price contracts - liabilities | (398,906) | — | (398,906) | — |
| Total | $ 279,134 | $ — | $ 279,134 | $ — |

The fair value measurement for assets related to Crimson's derivative instruments that are measured at fair value on a recurring basis was as follows at December 31, 2012:

| | Total Carrying Value | Fair Value Measurements Using | | |
| | | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Derivatives | | | | |
| Commodity price contracts - assets | $ 1,960,005 | $ — | $ 1,960,005 | $ — |

At September 30, 2013, Crimson did not measure assets or liabilities at fair value on a non-recurring basis.

## 6. DERIVATIVE INSTRUMENTS

At the end of each reporting period, Crimson recorded on its balance sheet the mark-to-market valuation of its derivative instruments. Crimson recorded net assets for derivative instruments of $0.3 million and $2.0 million at September 30, 2013 and December 31, 2012, respectively. As a result of these agreements, Crimson recorded non-cash unrealized losses for unsettled contracts of $1.7 million and $2.1 million for the nine months ended September 30, 2013 and 2012, respectively. The estimated change in fair value of the derivatives is reported in other income (expense) as unrealized gain (loss) on derivative instruments. The realized gain (loss) on derivative instruments is included in crude oil, natural gas and natural gas liquids sales.

In the past Crimson has entered into certain derivative arrangements with respect to portions of its crude oil and natural gas production, to reduce its sensitivity to volatile commodity prices, and with respect to portions of its debt, to reduce its sensitivity to volatile interest rates. None of the derivative instruments are designated as cash flow or fair value hedges. Management believed that these derivative arrangements, although not free of risk, allowed Crimson to achieve a more predictable cash flow and to reduce exposure to commodity price and interest rate fluctuations. However, derivative arrangements limit the benefit of increases in the prices of crude oil, natural gas and natural gas liquids sales and limit the benefit of decreases in interest rates. Moreover, Crimson's derivative arrangements applied only to a portion of its production and provided only partial protection against declines in commodity prices. Such arrangements may expose Crimson to risk of financial loss in certain circumstances. Management continuously reevaluated Crimson's hedging programs in light of changes in production, market conditions, commodity price forecasts, capital spending, interest rate forecasts and debt service requirements.

Crimson used a mix of commodity swaps and costless collars to accomplish its hedging strategy. Derivative assets and liabilities with the same counterparty, subject to contractual terms which provide for net settlement, are reported on a net basis on its consolidated balance sheets. Crimson had exposure to financial institutions in the form of derivative transactions in connection with its hedges. These transactions are with counterparties in the financial services industry, and specifically with members of Crimson's bank group. These transactions could expose Crimson to credit risk in the event of default of its counterparties. Management believed its counterparty risk was low in part because of the offsetting relationship Crimson had with each of its counterparties provided for in its revolving credit agreement and various hedge contracts. See Note 5 — "Fair Value Measurements" for further information.

The following derivative contracts were in place at September 30, 2013:

| Crude Oil | | Volume/Month | Price/Unit | Fair Value |
|---|---|---|---|---|
| Oct 2013-Dec 2013 | Swap | 40,000 Bbls | $ 99.00 [1] | $ (307,630) |
| Oct 2013-Dec 2013 | Swap | 14,000 Bbls | 101.25 [1] | (13,492) |
| Oct 2013-Dec 2013 | Swap | 9,000 Bbls | 109.13 [2] | 56,918 |
| Oct 2013-Dec 2013 | Swap | 6,000 Bbls | 107.10 [2] | 1,423 |
| Oct 2013-Dec 2013 | Swap | 3,000 Bbls | 102.30 [2] | (42,085) |
| Jan 2014-Dec 2014 | Swap | 7,500 Bbls | 102.10 [2] | (30,486) |
| Jan 2014-Jun 2014 | Swap | 2,000 Bbls | 108.07 [2] | 49,434 |
| Jan 2014-Dec 2014 | Swap | 6,000 Bbls | 106.40 [2] | 282,503 |
| **Natural Gas** | | | | |
| Oct 2013-Dec 2013 | Collar | 75,000 Mmbtu | Put $3.00-$4.25 Call [3] | (2,010) |
| Oct 2013-Dec 2013 | Collar | 75,000 Mmbtu | Put $3.25-$4.00 Call [3] | (3,203) |
| Oct 2013-Dec 2013 | Collar | 35,000 Mmbtu | Put $3.75-$4.21 Call [3] | 22,535 |
| Oct 2013-Dec 2013 | Swap | 70,000 Mmbtu | $4.02 [3] | 89,688 |
| Oct 2013-Dec 2014 | Collar | 42,500 Mmbtu | Put $3.75-$4.60 Call [3] | 112,153 |
| Oct 2013-Dec 2014 | Collar | 42,500 Mmbtu | Put $3.50-$5.00 Call [3] | 63,386 |
| | | | Total net fair value of derivative instruments | $ 279,134 |

[1] Commodity derivative based on West Texas Intermediate crude oil
[2] Commodity derivative based on Brent crude oil
[3] Commodity derivatives based on Henry Hub NYMEX natural gas prices

The following table details the effect of derivative contracts on the Consolidated Statements of Operations for the three and nine months ended September 30, 2013 and 2012, respectively:

| Contract Type | Location of Gain or (Loss) Recognized in Income | Amount of Gain or (Loss) Recognized in Income | | | |
|---|---|---|---|---|---|
| | | Three months ended September 30, | | Nine months ended September 30, | |
| | | 2013 | 2012 | 2013 | 2012 |
| Crude oil contracts | Crude oil sales | $ (1,232,452) | $ 332,880 | $ (836,516) | $ 757,643 |
| Natural gas contracts | Natural gas sales | 109,399 | 1,444,880 | 171,299 | 4,971,060 |
| | Realized gain (loss) | $ (1,123,053) | $ 1,777,760 | $ (665,217) | $ 5,728,703 |
| Crude oil contracts | Unrealized (loss) gain on derivative instruments | $ (2,367,071) | $ (2,573,032) | $ (1,376,603) | $ 1,619,783 |
| Natural gas contracts | Unrealized loss on derivative instruments | (74,031) | (1,991,382) | (304,268) | (3,672,097) |
| | Unrealized loss | $ (2,441,102) | $ (4,564,414) | $ (1,680,871) | $ (2,052,314) |

*Balance Sheet Presentation*

Crimson's derivatives are presented on a net basis in derivative instruments on the Consolidated Balance Sheets. The following summarizes the fair value of derivatives outstanding on a gross and net basis:

|  | September 30, 2013 | | |
|  | Gross | Netting [1] | Total |
|---|---|---|---|
| Assets: | | | |
| Commodity derivatives | $ 678,040 | $ (322,572) | $ 355,468 |
| Liabilities: | | | |
| Commodity derivatives | 398,906 | (322,572) | 76,334 |

|  | December 31, 2012 | | |
|  | Gross | Netting [1] | Total |
|---|---|---|---|
| Assets: | | | |
| Commodity derivatives | $ 2,206,705 | $ (246,700) | $ 1,960,005 |
| Liabilities: | | | |
| Commodity derivatives | 246,700 | (246,700) | — |

(1) Represents counterparty netting under agreements governing such derivatives

Certain of Crimson's derivatives were novated and assigned to Contango effective October 1, 2013 in connection with the merger.

## 7.    OIL AND GAS PROPERTIES

The following table sets forth the composition of impairment and abandonment expenses:

|  | Three months ended September 30, | | Nine months ended September 30, | |
|  | 2013 | 2012 | 2013 | 2012 |
|---|---|---|---|---|
| Impairments of unproved properties | 477,623 | 850,980 | 2,123,038 | 2,333,521 |

*2013 Asset Impairments.* Non-cash impairments of unproved properties were related to individually insignificant acreage. There were no impairments or abandonments of proved properties for the three and nine months ended September 30, 2013.

*2012 Asset Impairments.* Non-cash impairments of unproved properties were related to individually insignificant acreage. There were no impairments or abandonments of proved properties for the three and nine months ended September 30, 2012.

## 8.    ASSET RETIREMENT OBLIGATIONS

Crimson estimated the fair values of AROs based on historical experience of plug and abandonment costs by field and, assumptions and judgments regarding such factors as the existence of a legal obligation for an ARO; estimated probabilities, amounts and timing of settlements; the credit-adjusted risk-free rate to be used and inflation rates.

The following table sets forth the composition of asset retirement obligations:

| | | |
|---|---|---:|
| Beginning January 1, 2013 liability | $ | 11,029,206 |
| Accretion expense | | 355,457 |
| Liabilities incurred | | 27,305 |
| Liabilities settled | | (234,252) |
| Revisions | | 5,421 |
| Ending September 30, 2013 liability | $ | 11,183,137 |

## 9.    DEBT

As of September 30, 2013, Crimson maintained a Senior Credit Agreement that was scheduled to mature on May 31, 2015. The borrowing base set at $100 million, was based on Crimson's current proved crude oil and natural gas reserves, and was subject to semi-annual redeterminations, although Crimson's lenders may have elected to make one additional unscheduled redetermination between scheduled redetermination dates. As of September 30, 2013, Crimson had $58.6 million outstanding, with remaining availability of $41.4 million under its Senior Credit Agreement.

As of September 30, 2013, Crimson also maintained a second lien credit agreement dated December 27, 2010 with Barclays Bank Plc, as agent, and the lender parties thereto, including an affiliate of OCM GW Holdings, LLC ("*Oaktree Holdings*"), its largest stockholder (the "*Second Lien Credit Agreement*"). The Second Lien Credit Agreement provided for a term loan, which was made to Crimson in a single draw in an aggregate principal amount of $175.0 million that was scheduled to mature on December 27, 2015. As of September 30, 2013, Crimson had a principal amount of $175.0 million outstanding, with a discount of $3.7 million using the estimated market value interest rate at the time of issuance, for a net reported balance of $171.3 million. The Senior Credit Agreement and the Second Lien Credit Agreement (the "*Credit Agreements*") were secured by liens on substantially all of its assets, as well as security interests in the stock of its subsidiaries. The liens securing the Second Lien Credit Agreement were junior to those securing the Senior Credit Agreement. Interest was payable under the Credit Agreements as interim borrowings mature.

The Credit Agreements included usual and customary affirmative and negative covenants for credit facilities of their respective types and sizes, including, among others, limitations on liens, hedging, mergers, asset sales or dispositions, payments of dividends, incurrence of additional indebtedness, certain leases and investments outside of the ordinary course of business, as well as events of default. The Credit Agreements also contained certain financial covenants. See Note 9 of Crimson's Annual Report on Form 10-K for the year ended December 31, 2012 for a more detailed description of its Credit Agreements and the covenants under the Credit Agreements. At September 30, 2013, Crimson was in compliance with the financial covenants contained in the Credit Agreements.

On October 1, 2013, all loans and other amounts due under the credit facilities were re-paid and the Credit Agreements were terminated in connection with the merger with Contango. See Note 3 - "Contango Merger" for more information.

## 10.    LEGAL PROCEEDINGS

From time to time, Crimson has been involved in legal proceedings relating to claims associated with its properties, operations or business or arising from disputes with vendors in the normal course of business, including the material matters discussed below.

Mineral interest owners in South Louisiana filed suit against Crimson and several co-defendants in June 2009 in the 31st Judicial District Court situated in Jefferson Davis Parish, Louisiana alleging failure to act as a reasonably prudent operator, failure to explore, waste, breach of contract, etc. in connection with two wells located in Jefferson Davis Parish. Many of the alleged improprieties occurred prior to our ownership of an interest in the wells at issue, although we may have assumed liability otherwise attributable to our predecessors-in-interest through the acquisition documents relating to the acquisition of our interest in these wells. The damages most recently alleged by the plaintiffs are approximately $13.4 million. We and our co-defendants are vigorously defending this lawsuit and believe that we have meritorious defenses. We and our co-defendants obtained a favorable judgment from the trial court following a trial, but the judgment is being appealed by the plaintiffs. A companion case involving the same claims, wells, etc. was filed in the same court on April 19, 2013 on behalf of additional mineral interest owners. We do not believe these suits will have a material adverse effect on our business, financial position, results of operations or cash flows, although we cannot assure shareholders that a material adverse effect will not occur.

In November 2010, Crimson, several predecessor operators and several product purchasers were named in a lawsuit filed in the District Court for Lavaca County in Texas by an entity alleging that it owns a working interest in two wells that has not been recognized by us or by predecessor operators to which we have granted indemnification rights. In dispute is whether ownership rights were transferred through a number of decade-old poorly documented transactions. The trial court recently granted the plaintiffs motion for partial summary judgment as to liability. We are reviewing our potential exposure associated with this case and estimate that the amount of damages that could be asserted by the plaintiffs may be in excess of $4.9 million, exclusive of interest and legal fees which may be recoverable by the plaintiff if it ultimately prevails in this case. We are vigorously defending this lawsuit, believe that we have meritorious defenses and intend to appeal the aforementioned decision. We currently do not believe that this claim will have a material adverse effect on our business, financial position, results of operations or cash flows, although we cannot assure shareholders that a material adverse effect will not occur.

In September 2012, we were named as defendant in a lawsuit filed in district court for Harris County in Texas involving a title dispute over a 1/16th mineral interest in the producing intervals of certain wells operated by us in the Catherine Henderson "A" Unit in Liberty County in Texas. This case was subsequently transferred to district court for Liberty County, Texas. The plaintiff has alleged that, based on its interpretation of a series of 1972 deeds, it owns a 1/16th unleased mineral interest in the producing intervals of these wells on which it has not been paid (this claimed interest is in addition to a 1/16th unleased mineral interest on which it has been paid). We have made royalty payments with respect to the disputed interest in reliance, in part, upon leases obtained from successors to the grantors under the aforementioned deeds, who claim to have retained the disputed mineral interests thereunder, and we have intervened in a lawsuit regarding the disputed interest filed by these successors in the District Court for Liberty County. The plaintiff alleges damages in excess of $6.0 million, which is based on prior payments received on its undisputed 1/16th mineral interest. We are vigorously defending this lawsuit and believe that we have meritorious defenses. We believe if this matter were to be determined adversely, amounts owed to the plaintiff could be partially offset by recoupment rights we may have against other working interest and/or royalty interest owners in the unit. We do not believe this suit will have a material adverse effect on our business, financial position, results of operations or cash flows, although we cannot assure shareholders that a material adverse effect will not occur.

Several class action lawsuits have been brought by Crimson stockholders in Delaware Chancery Court challenging its merger with Contango and seeking, among other things, compensatory damages and costs and disbursements relating to the lawsuits. Various combinations of Crimson, Contango, Merger Sub, members of Crimson's pre-merger board of directors, members of Crimson management and Oaktree Capital Management L.P. have been named as defendants in these lawsuits. These lawsuits have been consolidated into a single action for all purposes referred to as In Re: Crimson Exploration Inc. Stockholder Litigation; C.A. 8541-VCP.

Additionally, on July 13, 2013, a separate and similar complaint was filed in the District Court of Harris County Texas, in the matter of Fisichella Family Trust v. Crimson Exploration Inc.

The merger-related lawsuits allege, among other things, that Crimson's board of directors failed to take steps to obtain a fair price, failed to properly value Crimson, failed to protect against alleged conflicts of interest, failed to conduct a reasonably informed evaluation of whether the transaction was in the best interests of stockholders, failed to fully disclose all material information to stockholders, acted in bad faith and for improper motives, engaged in self-dealing, discouraged other strategic alternatives, took steps to avoid competitive bidding, and agreed to allegedly unreasonable deal protection mechanisms, including the no-shop, fiduciary-out provisions and termination fee.

While many of these matters involve inherent uncertainty and we are unable at the date of this filing to estimate an amount of possible loss with respect to certain of these matters, we believe that the amount of the liability, if any, ultimately incurred with respect to these proceedings or claims will not have a material adverse effect on our consolidated financial position as a whole or on our liquidity, capital resources or future annual results of operations.

## 11.    STOCKHOLDERS' EQUITY

In the nine months ended September 30, 2013, a total of 778,396 shares of restricted Common Stock vested, of which 99,727 shares were withheld by Crimson to satisfy the employees' tax liability resulting from the vesting of these shares, with the remaining shares being distributed to the employees and directors.  During the nine months, Crimson also had 72,100 unvested shares of restricted Common Stock forfeited due to employee terminations.  Crimson issued 19,521 shares pursuant to stock option exercises. Discretionary grants of 642,000 shares of unvested restricted Common Stock were made to Crimson employees during the nine months ended September 30, 2013 as incentive-based equity compensation under the 2005 Stock Incentive Plan.  Crimson also granted 71,205 shares of restricted Common Stock to three members of its board of directors as regular compensation pursuant to its Director Compensation Plan.

In the nine months ended September 30, 2012, a total of 370,935 shares of restricted Common Stock vested, of which 47,996 shares were withheld by Crimson to satisfy the employees' tax liability resulting from the vesting of these shares, with the remaining shares being distributed to the employees and directors.  During the nine months, Crimson also had 33,488 unvested shares of restricted Common Stock forfeited due to employee terminations.  Crimson issued 14,417 shares pursuant to stock option exercises. Discretionary grants of 954,000 shares of unvested restricted Common Stock were made to Crimson employees during the nine months ended September 30, 2012 as incentive-based equity compensation under the 2005 Stock Incentive Plan.  Crimson also granted 54,879 shares of restricted Common Stock to three members of its board of directors as regular compensation pursuant to its Director Compensation Plan.

All unvested stock options and restricted stock became 100% vested at the time of the merger on October 1, 2013.  All of Crimson's stock and options were exchanged for those of Contango as provided for in the merger agreement.  Compensation expense related to this accelerated vesting was recognized in Crimson's financial statements in October 2013.

## 12.    INCOME TAXES

Income tax benefit for the three and nine months ended September 30, 2013 was approximately $2.8 million and $5.0 million, respectively, compared to $1.3 million and $1.3 million for the three and nine months ended September 30, 2012, respectively.  The quarterly income tax provision is based on Crimson's estimate of the effective tax rate expected to be applicable for the nine months ended October 1, 2013.  Due to the merger, Crimson will file a final tax return for the nine months ended October 1, 2013.  Based upon its projections for future taxable income over the periods in which the deferred tax assets are deductible, management believed it was more likely than not that the Company would realize the benefits of Crimson's net operating loss carryforwards to reduce future income tax obligations except for net operating loss carryforwards which were covered by valuation allowance as of September 30, 2013 and December 31, 2012.  In the third quarter of 2012, Crimson paid $0.2 million in state income taxes related to 2011 Texas margin tax.

## 13.    RECENT ACCOUNTING PRONOUNCEMENTS

*Accounting Standards Not Yet Adopted*

In February 2013, the FASB issued ASU No. 2013-04— "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date".  The objective of this update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP.  Examples of obligations within the scope of this update include debt arrangements, other contractual obligations, and settled litigation and judicial rulings.  U.S. GAAP does not include specific guidance on accounting for such obligations with joint and several liability, which has resulted in diversity in practice.  The accounting update is effective for interim and annual periods beginning after December 15, 2013.  Management is currently evaluating the provisions of this accounting update and assessing the impact, if any, it may have on the Company's financial position and results of operations.

Further, management is closely monitoring the joint standard-setting efforts of the Financial Accounting Standards Board and the International Accounting Standards Board.  There are a large number of pending accounting standards that are being targeted for completion in 2013 and beyond, including, but not limited to, standards relating to revenue recognition, accounting for leases, fair value measurements, accounting for financial instruments, disclosure of loss contingencies and financial statement presentation.  Because these pending standards have not yet been finalized, at this time management is not able to determine the potential future impact that these standards will have, if any, on the Company's financial position, results of operations or cash flows.

**EXHIBIT 99.2**

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Forward-looking Statements

The following discussion relates to operations of Crimson Exploration Inc., together with its subsidiaries, (*"Crimson"*) for the period ending September 30, 2013 and should be read in conjunction with the consolidated financial statements and the notes thereto included in Exhibit 99.1 to this Current Report on Form 8-K and with the consolidated financial statements, notes and management's discussion and analysis reported on Crimson's Annual Report on Form 10-K for the year ended December 31, 2012. Statements in this discussion may be forward-looking. These forward-looking statements involve risks and uncertainties.

These forward-looking statements include, but are not limited to, statements regarding:

- estimates of proved reserve quantities and net present values of those reserves;
- reserve potential;
- business strategy;
- estimates of future commodity prices;
- amounts, timing and types of capital expenditures and operating expenses;
- expansion and growth of the Company's business and operations;
- expansion and development trends of the oil and gas industry;
- acquisitions of natural gas and crude oil properties;
- timing and amount of production of natural gas and crude oil;
- exploration prospects;
- wells to be drilled and drilling results,
- operating results and working capital;
- results of borrowing base redeterminations under the senior credit agreement;
- future methods and types of financing; and
- the merger (the *"Merger"*) with Contango Oil and Gas Company (*"Contango"*), including the diversion of management in connection with the Merger and the combined company's ability to realize fully or at all the anticipated benefits of the Merger.

*Management cautions that a number of risks and uncertainties could cause Crimson's actual results to differ materially from the results implied by these or any other forward-looking statements made by management on Crimson's behalf. Risks and uncertainties that could cause or contribute to such differences include, without limitation, those factors discussed in "ITEM 1A. Risk Factors" contained in Crimson's Annual Report filed on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission.*

*Management cautions you that the forward-looking statements contained in this Exhibit 99.2 are not guarantees of future performance, and cannot assure you that those statements will be realized or the forward-looking events and circumstances will occur. All forward-looking statements speak only as of the respective dates thereof.*

*Management does not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to Crimson or persons acting on its behalf.*

**Overview**

Crimson is an independent energy company engaged in the exploitation, exploration, development and acquisition of crude oil and natural gas properties. Its operating areas include the onshore U.S. Gulf Coast, Texas and Colorado regions, which are generally characterized by high rates of return in known, prolific producing trends. Crimson has its strategic focus to also include longer reserve life resource plays in Southeast Texas (the Woodbine oil and liquids-rich play) and South Texas (the Eagle Ford Shale and Buda oil and liquids-rich plays). Management believes these plays provide significant long-term growth potential from multiple formations. Additionally, Crimson has producing properties in the Denver Julesburg Basin ("*DJ Basin*") in Weld and Adams counties in Colorado, which management believes may be prospective in the Niobrara Shale oil and liquids-rich play. Until management sees improvement in natural gas prices, Crimson will focus its drilling activity predominantly on further developing its oil and liquids-rich assets.

On October 1, 2013, Crimson merged with and into Contango Acquisition, Inc. (*"Merger Sub"*), a wholly-owned subsidiary of Contango. In accordance with the terms of the merger agreement, Crimson has become a wholly-owned direct subsidiary of Contango. Contango issued approximately 3.9 million shares of its common stock in exchange for all of Crimson Exploration Inc's outstanding capital stock. Contango also assumed $235.4 million in debt including accrued interest and early repayment premium, and issued 135,898 options in exchange for the outstanding options held by Crimson employees.

In accordance with and subject to the terms and conditions of the merger agreement, each share of Crimson common stock converted into the right to receive 0.08288 shares of common stock of Contango. The Merger qualifies as a tax-free reorganization for U.S. federal income tax purposes, so that none of Contango, Crimson, Merger Sub or Crimson Exploration Inc's stockholders will recognize any gain or loss in the Merger, except that Crimson Exploration Inc's stockholders may recognize gain or loss with respect to cash received in lieu of fractional shares of Contango common stock.

**Results of Operations**

The following is a discussion of the consolidated results of operations, financial condition and capital resources of Crimson for the three and nine months ending September 30, 2013. You should read this discussion in conjunction with Crimson's consolidated financial statements and the notes included thereto in Exhibit 99.1 to this Current Report on Form 8-K.

Comparative results of operations for the periods indicated are discussed below.

*Three Months Ended September 30, 2013 Compared to Three Months Ended September 30, 2012*

***Revenues***

| | Three months ended September 30, | | | |
|---|---|---|---|---|
| | **2013** | **2012** | **Change** | **Percent Change** |
| | | (in millions, except percentages) | | |
| Operating revenues: | | | | |
| Crude oil sales | $ 22.3 | $ 22.3 | $ — | 0.0% |
| Natural gas sales | 5.9 | 6.3 | (0.4) | -6.3% |
| Natural gas liquids sales | 3.4 | 2.2 | 1.2 | 54.5% |
| Operating revenues | $ 31.6 | $ 30.8 | $ 0.8 | 2.6% |

*Crude Oil, Natural Gas and Natural Gas Liquids Sales*. Revenues from the sale of crude oil, natural gas and natural gas liquids, net of the realized effects of commodity price hedging instruments, were $31.6 million for the third quarter of 2013 compared to $30.8 million for the third quarter of 2012. The increase primarily results from an approximate 54% increase in natural gas liquids production.

***Production***

| | Three months ended September 30, | | | |
|---|---|---|---|---|
| | **2013** | **2012** | **Change** | **Percent Change** |
| Sales volumes: | | | | |
| Crude oil (Bbl) | 220,444 | 228,895 | (8,451) | -3.7% |
| Natural gas (Mcf) | 1,735,113 | 1,768,778 | (33,665) | -1.9% |
| Natural gas liquids (Bbl) | 108,483 | 70,607 | 37,876 | 53.6% |
| Natural gas equivalents (Mcfe) | 3,708,675 | 3,565,790 | 142,885 | 4.0% |
| % crude oil and natural gas liquids | 53.2% | 50.4% | | 2.8% |

Quarterly production was approximately 3.7 Bcfe for the third quarter of 2013 compared to approximately 3.6 Bcfe for the third quarter of 2012. On a daily basis, Crimson produced an average of 40,312 Mcfe for the third quarter of 2013 compared to an average of 38,759 Mcfe for the third quarter of 2012, an increase in equivalent volumes due to increased natural gas liquids processing primarily related to our activity in the Woodbine liquids-rich play.

***Average Sales Prices***

| | Three months ended September 30, | | | |
|---|---|---|---|---|
| | **2013** | **2012** | **Change** | **Percent Change** |
| Average sales prices (before hedging): | | | | |
| Crude oil (Bbl) | $ 106.54 | $ 95.82 | $ 10.72 | 11.2% |
| Natural gas (Mcf) | 3.37 | 2.75 | 0.62 | 22.5% |
| Natural gas liquids (Bbl) | 31.06 | 31.05 | 0.01 | 0.0% |
| Natural gas equivalents (Mcfe) | 8.82 | 8.13 | 0.69 | 8.5% |

| | Three months ended September 30, | | | |
| --- | --- | --- | --- | --- |
| | **2013** | **2012** | **Change** | **Percent Change** |
| Average sales prices (after hedging): | | | | |
| Crude oil (Bbl) | $ 100.95 | $ 97.27 | $ 3.68 | 3.8% |
| Natural gas (Mcf) | 3.43 | 3.57 | (0.14) | -3.9% |
| Natural gas liquids (Bbl) | 31.06 | 31.05 | 0.01 | 0.0% |
| Natural gas equivalents (Mcfe) | 8.52 | 8.63 | (0.11) | -1.3% |

Crude oil, natural gas and natural gas liquids prices are reported net of the realized effects of Crimson's hedging agreements. Crimson realized losses of $1.2 million on crude oil hedges and realized gains of $0.1 million on natural gas hedges in the third quarter of 2013, compared to realized gains of $0.3 million for crude oil hedges and $1.4 million for natural gas hedges in the third quarter of 2012. The slight decrease in average realized prices for 2013, on an equivalent unit basis, was primarily due to the higher realized losses on crude oil hedges and lower realized gains on natural gas hedges, than for the prior year period.

*Costs and Expenses*

| | Three months ended September 30, | | | |
| --- | --- | --- | --- | --- |
| | **2013** | **2012** | **Change** | **Percent Change** |
| | (in millions, except percentages) | | | |
| Selected operating expenses: | | | | |
| Lease operating expenses | $ 3.8 | $ 3.3 | $ 0.5 | 15.2% |
| Production and ad valorem taxes | 2.5 | 1.8 | 0.7 | 38.9% |
| Exploration expenses (credit) | 0.4 | (0.2) | 0.6 | NC |
| General and administrative [1][2] | 5.7 | 4.1 | 1.6 | 39.0% |
| Operating expenses (cash) | 12.4 | 9.0 | 3.4 | 37.8% |
| Depreciation, depletion & amortization | 18.0 | 14.3 | 3.7 | 25.9% |
| Share-based compensation [1] | 0.7 | 0.7 | — | 0.0% |
| Selected operating expenses [3] | $ 31.1 | $ 24.0 | $ 7.1 | 29.6% |

(1) Total general and administrative costs on the Consolidated Statements of Operations include share-based compensation.
(2) G&A expenses for the 2013 quarter include $0.7 million in merger-related costs.
(3) Exclusive of impairments, abandonments and sales of assets.

NC = not calculated

|  | Three months ended September 30, | | | Percent Change |
| --- | --- | --- | --- | --- |
|  | **2013** | **2012** | **Change** | |
|  | | | (in millions, except percentages) | |
| Selected operating expenses ($ per Mcfe): | | | | |
| Lease operating expenses | $ 1.03 | $ 0.93 | $ 0.10 | 10.8% |
| Production and ad valorem taxes | 0.68 | 0.51 | 0.17 | 33.3% |
| Exploration expenses (credit) | 0.11 | (0.05) | 0.16 | NC |
| General and administrative [(1)] [(2)] | 1.53 | 1.14 | 0.39 | 34.2% |
| Operating expenses (cash) | 3.35 | 2.53 | 0.82 | 32.4% |
| Depreciation, depletion & amortization | 4.87 | 4.00 | 0.87 | 21.8% |
| Share-based compensation [(1)] | 0.18 | 0.18 | — | 0.0% |
| Selected operating expenses [(3)] | $ 8.40 | $ 6.71 | $ 1.69 | 25.2% |

(1)  Total general and administrative costs on the Consolidated Statements of Operations include share-based compensation.
(2)  G&A expenses for the 2013 quarter include $0.19 per Mcfe in merger-related costs.
(3)  Exclusive of impairments, abandonments and sales of assets.

NC = not calculated

*Lease Operating Expenses.*  Lease operating expenses for the third quarter of 2013 were $3.8 million ($1.03 per Mcfe) compared to $3.3 million ($0.93 per Mcfe) in the third quarter of 2012, an increase primarily due to higher workover expenses.

*Production and Ad Valorem Taxes.*  Production and ad valorem taxes for the third quarter of 2013 were $2.5 million compared to $1.8 million for the third quarter of 2012, a slight increase primarily due to higher revenues and production volumes in 2013.

*Exploration Expenses.*  Exploration expenses were $0.4 million in the third quarter of 2013 compared to a credit of $0.2 million for the third quarter of 2012.  The increase in exploration expenses was primarily due to higher geological and geophysical costs and settled asset retirement obligations in the third quarter of 2013.

*Depreciation, Depletion and Amortization ("DD&A").*  DD&A expense for the third quarter of 2013 was $18.0 million compared to $14.3 million for the third quarter of 2012, an increase attributable to higher 2013 production and a higher DD&A rate associated with typically higher per equivalent unit finding and development costs associated with oil and liquids-rich plays.

*Impairment of Oil and Gas Properties.*  Non-cash impairment of oil and gas properties for the third quarter of 2013 was $0.5 million compared to $0.9 million for the third quarter of 2012.  The impairments were the results of amortization of leasehold cost on individually insignificant unproved properties.

*General and Administrative ("G&A") Expenses.*  Total G&A expenses were $6.3 million ($1.71 per Mcfe) for the third quarter of 2013 compared to $4.7 million ($1.32 per Mcfe) for the third quarter of 2012.  Included in G&A expense is non-cash stock expense of $0.7 million ($0.18 per Mcfe) and $0.7 million ($0.18 per Mcfe) in the third quarters of 2013 and 2012, respectively.  G&A expenses increased primarily due to $0.7 million in merger-related costs and $1.0 million in higher accrued performance-related incentive compensation, offset in part by $0.3 million in lower office lease costs.

*Interest Expense.*  Interest expense was $6.4 million for the third quarter of 2013 and $6.5 million for the third quarter of 2012.

*Other Income (Expense) and Financing Costs.*  Other income and financing costs were $0.1 million for the third quarter of 2013 compared to $0.1 million for the third quarter of 2012.  These amounts consist primarily of the amortization of capitalized costs associated with Crimson's credit facilities and commitment fees related to the undrawn availability under Crimson's revolving credit agreement.

*Unrealized Gain (Loss) on Derivative Instruments.*  The non-cash unrealized loss on derivative instruments was $2.4 million for the third quarter of 2013 compared to $4.6 million for the third quarter of 2012.  The unrealized gain or loss is the change in the mark-to-market exposure under Crimson's commodity price hedging contracts.  Unrealized gain or loss will vary period to period, and will be a function of the hedges in place, the strike prices of those hedges and the forward price curve of the commodities hedged.

*Income Tax.*  Net loss before income taxes was $9.0 million for the third quarter of 2013 compared to $5.1 million in the third quarter of 2012.  Crimson recorded an income tax benefit of $2.8 million for the third quarter of 2013, compared to $1.3 million for the third quarter of 2012.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believed it was more likely than not that Crimson would realize the benefits of these deductible differences net of a previously recorded tax-adjusted $13.3 million valuation allowance.  The amount of the deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

*Nine months Ended September 30, 2013 Compared to Nine months Ended September 30, 2012*

**Revenues**

| | Nine months ended September 30, | | | Percent Change |
|---|---|---|---|---|
| | **2013** | **2012** | **Change** | |
| | | (in millions, except percentages) | | |
| Operating revenues: | | | | |
| Crude oil sales | $ 64.8 | $ 60.7 | $ 4.1 | 6.8% |
| Natural gas sales | 19.3 | 19.4 | (0.1) | -0.5% |
| Natural gas liquids sales | 8.4 | 7.9 | 0.5 | 6.3% |
| Operating revenues | $ 92.5 | $ 88.0 | $ 4.5 | 5.1% |

*Crude Oil, Natural Gas and Natural Gas Liquids Sales.*  Revenues from the sale of crude oil, natural gas and natural gas liquids, net of the realized effects of hedging instruments, were $92.5 million for the first nine months of 2013 compared to $88.0 million for the first nine months of 2012.  Equivalent production volumes increased by 2.1%, while higher-value crude oil and natural gas liquids volumes increased by 5.9% of total equivalent volumes. Commodity prices before the effect of the derivatives also increased, but that increase in revenue was partially offset by higher realized losses on crude oil hedges and lower realized gains on natural gas hedges.

*Production*

| | Nine months ended September 30, | | | |
| | 2013 | 2012 | Change | Percent Change |
|---|---|---|---|---|
| Sales volumes: | | | | |
| Crude oil (Bbl) | 626,943 | 584,713 | 42,230 | 7.2% |
| Natural gas (Mcf) | 5,415,001 | 5,933,989 | (518,988) | -8.7% |
| Natural gas liquids (Bbl) | 298,389 | 215,663 | 82,726 | 38.4% |
| Natural gas equivalents (Mcfe) | 10,966,993 | 10,736,245 | 230,748 | 2.1% |
| % crude oil and natural gas liquids | 50.6% | 44.7% | | 5.9% |

Production was approximately 11.0 Bcfe for the first nine months of 2013 compared to 10.7 Bcfe for the first nine months of 2012. On a daily basis, Crimson produced an average of 40,172 Mcfe in the first nine months of 2013 compared to an average of 39,183 Mcfe in the first nine months of 2012, an increase in equivalent volumes primarily due to increased crude oil and natural gas liquids production.

*Average Sales Prices*

| | Nine months ended September 30, | | | |
| | 2013 | 2012 | Change | Percent Change |
|---|---|---|---|---|
| Average sales prices (before hedging): | | | | |
| Crude oil (Bbl) | $ 104.63 | $ 102.45 | $ 2.18 | 2.1% |
| Natural gas (Mcf) | 3.53 | 2.44 | 1.09 | 44.7% |
| Natural gas liquids (Bbl) | 28.23 | 36.56 | (8.33) | -22.8% |
| Natural gas equivalents (Mcfe) | 8.49 | 7.66 | 0.83 | 10.8% |

| | Nine months ended September 30, | | | |
| | 2013 | 2012 | Change | Percent Change |
|---|---|---|---|---|
| Average sales prices (after hedging): | | | | |
| Crude oil (Bbl) | $ 103.30 | $ 103.75 | $ (0.45) | -0.4% |
| Natural gas (Mcf) | 3.56 | 3.27 | 0.29 | 8.9% |
| Natural gas liquids (Bbl) | 28.23 | 36.56 | (8.33) | -22.8% |
| Natural gas equivalents (Mcfe) | 8.43 | 8.19 | 0.24 | 2.9% |

Crude oil, natural gas and natural gas liquids prices are reported net of the realized effect of Crimson's hedging agreements. Crimson realized losses of $0.8 million on crude oil hedges and gains of $0.2 million on natural gas hedges in the first nine months of 2013, compared to realized gains of $0.8 million on crude oil hedges and $5.0 million on natural gas hedges in the first nine months of 2012. The increase in average realized prices for 2013, on an equivalent unit basis, was primarily due to an increase in natural gas prices offset in part by lower natural gas liquids prices, especially in the first part of 2013.

***Costs and Expenses***

| | Nine months ended September 30, 2013 | Nine months ended September 30, 2012 | Change | Percent Change |
|---|---|---|---|---|
| | (in millions, except percentages) | | | |
| Selected operating expenses: | | | | |
| Lease operating expenses | $ 10.4 | $ 11.6 | $ (1.2) | -10.3% |
| Production and ad valorem taxes (1) | 6.6 | 0.7 | 5.9 | NC |
| Exploration expenses | 0.7 | 0.2 | 0.5 | 250.0% |
| General and administrative (2) (3) | 15.5 | 12.2 | 3.3 | 27.0% |
| Operating expenses | 33.2 | 24.7 | 8.5 | 34.4% |
| Depreciation, depletion & amortization | 49.5 | 43.4 | 6.1 | 14.1% |
| Share-based compensation (2) | 2.0 | 1.8 | 0.2 | 11.1% |
| Selected operating expenses (4) | $ 84.7 | $ 69.9 | $ 14.8 | 21.2% |

(1) Production and ad valorem taxes for 2012 include a $4.1 million severance tax refund.
(2) Total general and administrative costs include share-based compensation on the Consolidated Statements of Operations.
(3) G&A expenses for 2013 include $1.7 million in merger-related costs.
(4) Exclusive of impairments, abandonments and gains or losses on sales of assets.

NC = not calculated

| | Nine months ended September 30, 2013 | Nine months ended September 30, 2012 | Change | Percent Change |
|---|---|---|---|---|
| | (in millions, except percentages) | | | |
| Selected operating expenses ($ per Mcfe): | | | | |
| Lease operating expenses | $ 0.95 | $ 1.08 | $ (0.13) | -12.0% |
| Production and ad valorem taxes | 0.60 | 0.07 | 0.53 | NC |
| Exploration expenses | 0.07 | 0.02 | 0.05 | 250.0% |
| General and administrative (1) (2) | 1.41 | 1.14 | 0.27 | 23.7% |
| Operating expenses | 3.03 | 2.31 | 0.72 | 31.2% |
| Depreciation, depletion & amortization | 4.51 | 4.04 | 0.47 | 11.6% |
| Share-based compensation (1) | 0.18 | 0.17 | 0.01 | 5.9% |
| Selected operating expenses (3) | $ 7.72 | $ 6.52 | $ 1.20 | 18.4% |

(1) Total general and administrative costs include share-based compensation on the Consolidated Statements of Operations.
(2) G&A expenses for 2013 include $0.16 per Mcfe in merger-related costs.
(3) Exclusive of impairments, abandonments and gains or losses on sales of assets.

NC = not calculated

*Lease Operating Expenses.* Lease operating expenses for the first nine months of 2013 were $10.4 million ($0.95 per Mcfe) compared to $11.6 million ($1.08 per Mcfe) in the first nine months of 2012, a decrease resulting from improved field efficiencies.

*Production and Ad Valorem Taxes.* Production and ad valorem taxes for the first nine months of 2013 were $6.6 million compared to $0.7 million for the first nine months of 2012, a decrease primarily due to a $4.1 million severance tax refund from the State of Texas for certain 2007-2012 marketing cost deductions received from the State of Texas in 2012. Exclusive of the severance tax credit refund in June

2012, production and ad valorem taxes per Mcfe was $0.60 versus $0.44 for the nine months 2013 and 2012, respectively.

*Exploration Expenses.* Exploration expenses were $0.7 million in the first nine months of 2013 compared to $0.2 million for the first nine months of 2012, an increase primarily due to increased geological and geophysical costs and settled asset retirement obligations in the third quarter of 2013 compared to the third quarter of 2012.

*Depreciation, Depletion and Amortization.* DD&A expense for the first nine months of 2013 was $49.5 million compared to $43.4 million for the first nine months of 2012, an increase primarily due to a higher DD&A rate associated with recently developed crude oil wells and higher equivalent production.

*Impairment of Oil and Gas Properties.* Non-cash impairment and abandonment of oil and gas properties for the first nine months of 2013 was $2.1 million compared to $2.3 million for the first nine months of 2012. The impairments were the results of amortization of leasehold cost on individually insignificant unproved properties.

*General and Administrative Expenses.* Total G&A expenses were $17.5 million ($1.59 per Mcfe) for the first nine months of 2013 compared to $14.0 million ($1.31 per Mcfe) for the first nine months of 2012, which includes non-cash stock expense of $2.0 million ($0.18 per Mcfe) and $1.8 million ($0.17 per Mcfe) for the first nine months of 2013 and 2012, respectively. G&A expenses increased primarily due to $1.7 million in merger-related costs and $1.6 million in higher accrued performance-related incentive compensation.

*Interest Expense.* Interest expense was $19.0 million for the first nine months of 2013 compared to $18.9 million for the first nine months of 2012 on comparable debt levels.

*Other Income (Expense) and Financing Costs.* Other income and financing costs were $0.4 million for the first nine months of 2013 compared with $0.5 million for the first nine months of 2012. These amounts consist primarily of the amortization of capitalized costs associated with Crimson's credit facilities and commitment fees related to the undrawn availability under Crimson's revolving credit agreement.

*Unrealized Gain (Loss) on Derivative Instruments.* The non-cash unrealized loss for the first nine months of 2013 was $1.7 million compared with a non-cash unrealized loss of $2.1 million for the first nine months of 2012. Unrealized gain or loss is the change in the mark-to-market exposure under Crimson's commodity price hedging contracts and interest rate swaps during the period. Unrealized gain or loss will vary period to period, and will be a function of hedges in place, the strike prices of those hedges and the forward curve pricing for the commodities hedged.

*Income Tax.* Crimson's net loss before taxes was $15.3 million for the first nine months of 2013 compared to $5.6 million for the first nine months of 2012. After adjusting for permanent tax differences, Crimson recorded an income tax benefit of approximately $5.0 million for the first nine months of 2013, compared to $1.3 million for the first nine months of 2012. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believed it was more likely than not that Crimson would realize the benefits of these deductible differences net of a previously recorded tax-adjusted $13.3 million valuation allowance. The amount of the deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

**Liquidity and Capital Resources**

Crimson's primary cash requirements are for capital expenditures (including acquisitions), working capital, operating expenses and principal and interest payments on indebtedness. Crimson's primary sources of liquidity are cash generated by operations, net of the realized effect of its hedging agreements, and amounts available to be drawn under its revolving credit agreement. To the extent Crimson's cash requirements exceed its sources of liquidity, Crimson would be required to fund its cash requirements through other means, such as through debt and equity financing activities or asset monetizations, or reduce its capital expenditures.

*Liquidity and Cash Flow*

Crimson's working capital deficit was $45.0 million as of September 30, 2013 compared to $13.9 million as of December 31, 2012. The following table provides the components and changes in working capital as of September 30, 2013 and December 31, 2012.

| | September 30, 2013 | December 31, 2012 | Change |
|---|---|---|---|
| | | (in millions) | |
| **Current assets** | | | |
| Accounts receivable, net | $ 12.7 | $ 11.7 | $ 1.0 |
| Prepaid expenses | 0.6 | 0.8 | (0.2) |
| Derivative instruments | 0.2 | 1.9 | (1.7) |
| Deferred tax asset, net | 0.3 | 10.4 | (10.1) |
| Total current assets | 13.8 | 24.8 | (11.0) |
| **Current liabilities** | | | |
| Accounts payable and accrued liabilities [1] | 57.3 | 37.8 | 19.5 |
| Asset retirement obligations | 1.4 | 0.9 | 0.5 |
| Derivative instruments | 0.1 | — | 0.1 |
| Total current liabilities | 58.8 | 38.7 | 20.1 |
| Working capital (deficit) | $ (45.0) | $ (13.9) | $ (31.1) |

(1) Reflects the impact of a more active drilling program at the end of September 2013 quarter than in the fourth quarter 2012.

The table below summarizes certain measures of liquidity and capital expenditures, as well as sources of capital from internal and external sources, for the nine months ended September 30, 2013 and 2012, respectively.

| | Nine months ended September 30, | |
|---|---|---|
| | 2013 | 2012 |
| **Financial Measures** | (in millions) | |
| Net cash provided by operating activities | $ 59.5 | $ 24.4 |
| Net cash used in investing activities | (48.8) | (74.0) |
| Net cash (used in) provided by financing activities | (10.7) | 49.6 |
| Cash and cash equivalents | — | — |

During the first nine months of 2013 the net cash provided by operating activities, before changes in working capital, was $40.8 million compared to $44.6 million for the first nine months of 2012, primarily due to the $4.1 million severance tax credit received in 2012.

Net cash used in investing activities consists primarily of capital expenditures on oil and gas drilling projects and leasehold acquisitions.

Net cash (used in) provided by financing activities, which consists primarily of net borrowings/(repayments) on Crimson's revolving credit agreement, changed primarily due to temporary funding of second and third quarter 2012 drilling activity.

See the Consolidated Statements of Cash Flows for further details.

*Capital Resources*

As of September 30, 2013, Crimson maintained a senior secured revolving credit facility with Wells Fargo Bank, National Association ("*Wells Fargo Bank*"), as agent, and the lender parties thereto (the "*Senior Credit Agreement*") with a maturity date of May 31, 2015. The borrowing base set at $100 million, was based on Crimson's proved crude oil and natural gas reserves, and is subject to semi-annual redeterminations, although the lenders may elect to make one additional unscheduled redetermination between scheduled redetermination dates. The next borrowing base redetermination under the Senior Credit Agreement was scheduled for November 1, 2013. The Senior Credit Agreement also provided for the issuance of letters-of-credit up to a $5.0 million sub-limit. As of September 30, 2013, Crimson had $58.6 million outstanding, with remaining availability of $41.4 million under its Senior Credit Agreement.

As of September 30, 2013, Crimson also maintained a second lien credit agreement dated December 27, 2010 with Barclays Bank Plc, as agent, and the lender parties thereto, including an affiliate of OCM GW Holdings, LLC ("*Oaktree Holdings*"), Crimson's largest stockholder prior to the Merger (the "*Second Lien Credit Agreement*"). The Second Lien Credit Agreement provided for a term loan, made to Crimson in a single draw, in an aggregate principal amount of $175.0 million with a maturity date of December 27, 2015. As of September 30, 2013, Crimson had a principal amount of $175.0 million outstanding, with an amortized discount of $3.7 million, for a net reported balance of $171.3 million.

Crimson's Senior Credit Agreement and Second Lien Credit Agreement were collateralized by liens on substantially all of its assets, including the capital stock of its subsidiaries. The liens securing the obligations under Crimson's Second Lien Credit Agreement were junior to those under its Senior Credit Agreement. Unpaid interest was payable under the credit agreements as interim borrowings mature.

On October 1, 2013, all loans and other amounts due under the credit facilities were re-paid and the Credit Agreements were terminated in connection with the merger with Contango. See Note 3 – "Contango Merger" in the financial statements included in Exhibit 99.1 to this Current Report on Form 8-K.

Crimson utilized commodity price hedge instruments to minimize exposure to declining prices on its crude oil, natural gas and natural gas liquids production. Crimson used a series of swaps and costless collars to accomplish its commodity hedging position. As of September 30, 2013, Crimson had 2.3 Bcfe of equivalent production hedged for the remainder of 2013, consisting of 1.0 Bcf of natural gas hedges at NYMEX prices and 162 MBbl of crude oil hedges at WTI prices and 54 MBbl of crude oil hedges at Brent prices. Crimson also had 2.1 Bcfe of equivalent production hedged for 2014, consisting of 1.0 Bcf of natural gas hedges at NYMEX prices and 174 MBbl of crude oil hedges at Brent prices.

Certain of Crimson's derivatives were novated and assigned to Contango effective October 1, 2013 in connection with the merger.

*Future Capital Requirements*

Management believes that the Company's internally generated cash flow, combined with the funding available to Crimson after the merger, will be sufficient to meet the liquidity requirements necessary to fund daily operations, planned capital development and debt service requirements for the next twelve months.

**Recent Accounting Pronouncements**

In February 2013, the FASB issued ASU No. 2013-04— "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date". The objective of this update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. Examples of obligations within the scope of this update include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. U.S. GAAP does not include specific guidance on accounting for such obligations with joint and several liability, which has resulted in diversity in practice. The accounting update is effective for interim and annual periods beginning after December 15, 2013. Management is currently evaluating the provisions of this accounting update and assessing the impact, if any, it may have on the Company's financial position and results of operations.

Further, management is closely monitoring the joint standard-setting efforts of the Financial Accounting Standards Board and the International Accounting Standards Board. There are a large number of pending accounting standards that are being targeted for completion in 2013 and beyond, including, but not limited to, standards relating to revenue recognition, accounting for leases, fair value measurements, accounting for financial instruments, disclosure of loss contingencies and financial statement presentation. Because these pending standards have not yet been finalized, at this time management is not able to determine the potential future impact that these standards will have, if any, on the Company's financial position, results of operations or cash flows.